The BlackRock North American Government Income Trust Inc.

NSAR Exhibit SUB-ITEM 77(J)

For fiscal year ended  10/31/01




Reclassification of Capital Accounts: The Trust accounts for and reports distributions to shareholders in accordance with American Institute of Certified Public Accountants' Statement of Position
93-2: Determination, Disclosure, and Financial Statement Present-ation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. For the year ended October 31, 2001 the Trust decreased undistributed net investment income by $22,278,640, increased accumulated net realized losses on investments by $41,587, and decreased accumulated net realized and unrealized foreign currency loss by $22,320,227 for realized foreign currency losses incurred.
Net investment income, net realized gains and net assets were not affected by this change.